Exhibit 99.1

BONA FILM GROUP LIMITED APPROVES WAIVER OF CODE OF BUSINESS CONDUCT AND ETHICS TO EXTEND TRADING WINDOW FOR INSIDERS

BEIJING, December 21, 2015 — On December 20, 2015, the Board of Directors of Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA) approved a waiver of the Company’s Code of Business Conduct and Ethics (“Code”), such that the trading period permitting Insiders, as defined in the Code, to purchase or sell any security of the Company will be extended to the close of trading on December 31, 2015. The Code and trading policy thereunder otherwise remains in effect.

According to the Code, beginning on December 20 of each fiscal year, no Insider shall purchase or sell any security of the Company until the close of trading on the second trading day on NASDAQ following the date of the Company’s release of its audited financial results for the fiscal year ended on December 31 of the prior year.

The waiver was granted because the Company will become a privately-held company, will not be listed on NASDAQ and will not be required to file its annual report on Form 20-F with audited financial results of the Company for the fiscal year ended December 31, 2015 if the transactions contemplated under the definitive merger agreement for the going private transaction announced on December 15, 2015 are completed. Because the merger may be completed before the due date for the Company to file its annual report on Form 20-F with audited financial results of the Company for the fiscal year ended December 31, 2015, the Company does not expect to release audited financial results for the fiscal year ended December 31, 2015. Without the waiver of the Code to extend the trading period to December 31, 2015, there would not be an opportunity for an Insider to purchase or sell any security of the Company from December 20, 2015.

“Insiders” under the Code include officers, directors, employees and consultants of the Company and its subsidiaries or any consolidated entities or any other person or entity (a) over which an individual mentioned above exercises influence or control of its investment decisions, or (b) which effects a transaction in the Company’s securities, which securities are in fact beneficially owned by any of the individuals mentioned above.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expect,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders in the going private transaction; the possibility that competing offers will be made; the expected timing of the completion of the merger; the possibility that various closing conditions for the going private transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com